FOR IMMEDIATE RELEASE                                 [ADT Logo]

March 3, 1997                                         Press Release

ADT Limited ("ADT")

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ADT REJECTS WESTERN RESOURCES' REVISED PROPOSED HOSTILE OFFER

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            Hamilton, Bermuda, March 3, 1997 -- ADT Limited (NYSE - ADT)
announced today that its board of directors unanimously recommends ADT shareholders reject Western Resources' unsolicited proposed hostile exchange offer, which was revised by Western today.

            The board has determined, based upon advice it has received from the Company's financial advisors, Merrill Lynch, that the value of Western's proposed revised offer is inadequate and does not reflect the inherent value of ADT. Furthermore, the board believes that the actual value of Western's proposed offer for ADT could be significantly lower than the value stated by Western.

            The board unanimously believes that the Company should continue to pursue its strategic business plan and that now is not the right time for shareholders to give up their investment in ADT. The board does not consider Western to be a strong strategic partner for ADT and believes that a sale to Western would not offer any significant strategic opportunities for ADT or its shareholders. In fact, the board believes that a combination of ADT and Western would produce unacceptable risks for the prospects of all ADT stakeholders.

            Michael A. Ashcroft, Chairman and Chief Executive Officer of ADT, said:

            "The revisions to the proposed offer do not change its maximum protential value but the change in the mix of the consideration indicates that, like ADT, Western is also concerned about the value of the Western stock."

             "ADT Security Services is the market leader in electronic
            security services in the United States and the United Kingdom. The Company can now be regarded as a pure play electronic security services provider and is evolving from a company which installs and monitors security systems into a company which gathers and distributes data for premises control services."

             "ADT Security Services' strategy is to build on its strengths as a data information company to position itself for significant new growth in a rapidly changing marketplace.
            The Company's broad base of commercial and residential customers, its unique national distribution network and its skilled workforce give the Company significant capacity to exploit new technological developments, but only if it is in a position to select its own partners."

            Mr. Ashcroft added,

            "We believe that the competitive pressures being brought about by deregulation in the utility industry, and the effects of Western's recent acquisition spree, are likely to result in substantial earnings dilution for Western together with further downward pressure on Western's share price. We also have serious doubts regarding Western's ability to maintain its dividend at current levels without either resorting to borrowing or starving its businesses of cash by curtailing capital expenditure with consequential adverse effects on the future growth of its non-utility operations."

            "The board of ADT is however fully aware of its fiduciary duties to shareholders and would not reject any proposed transaction involving the Company if it had reason to believe that such a transaction offered ADT shareholders a real prospect for achieving faster growth in the value of their investment than is available to them as shareholders in an independent ADT. Equally, management clearly understands the advantages of forming appropriate alliances in a rapidly changing market environment. Indeed, management would not oppose any form of alliance if it believed that such alliance offered prospects of superior opportunities for the Company's businesses."

            "We understand why a slow growth Kansas utility thinks it would benefit from buying a high growth international electronic security services company but fail to see any compelling reason why ADT shareholders would benefit from such an alliance. Indeed, we believe that it is Western's security business that would benefit from being integrated into ADT's structure and do not see any benefit to ADT by becoming part of a utility company" added Mr. Ashcroft.

            A special general meeting has been called for July 8, 1997 to vote on Western's proposals that the existing eight member board of directors of ADT be removed and replaced by two employees of Western. The board has determined that Western's objective in putting forward these proposals is to obtain effective control of ADT so that its employee nominees could then dismantle ADT's shareholder protections to enable Western to complete its proposed offer for the shares of ADT. Accordingly, ADT has today filed a preliminary proxy statement recommending that shareholders vote against Western's proposals.

            The board also resolved to effect certain changes to ADT's Rights Plan dated November 5, 1996 consistent with the objectives of the Plan as originally adopted. These changes limit the ability to redeem or revoke the Rights Plan by narrowing the circumstances in which persons elected to the board as a result of a proxy solicitation or similar shareholder action which produced a change in a majority of the directors in connection with a proposed takeover, have the power to approve further amendments to, or a revocation of, the Plan.

Forward Looking Information

            ADT may occasionally make statements regarding its business and the markets for its services, including projections of future performance, statements of management's plans and objectives, forecasts of market trends and other matters which, to the extent that they are not historical fact, may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

            Certain statements contained herein constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of ADT, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among others overall economic and business conditions, the demand for ADT's services, competitive factors in the industry, regulatory approvals and uncertainty about the consummation of future acquisitions.

CERTAIN ADDITIONAL INFORMATION: ADT Limited (the "Company") will be soliciting proxies against the proposals of Western Resources, Inc. (together with its subsidiaries, "Western") and revocations of proxies previously given to Western for such proposals. The following individuals may be deemed to be participants in the solicitation of proxies and revocations of proxies by the
Company: ADT Limited, Michael A. Ashcroft, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., Stephen J. Ruzika, W. Peter Slusser, William
W. Stinson, Raymond S. Troubh and Angela E. Entwistle. As of February 28, 1997, Mr. Ashcroft is the beneficial owner of 11,075,718 of the Company's common shares, Mr. Danneberg is the beneficial owner of 102 of the Company's common shares, Mr. Henderson is the beneficial owner of 621 of the Company's common shares, Mr. Pasman is the beneficial owner of 2,000 of the Company's common shares, Mr. Ruzika is the beneficial owner of 1,157,405 of the Company's common shares, Mr. Slusser is the beneficial owner of 2,800 of the Company's common shares, Mr. Stinson is the beneficial owner of 3,010 of the Company's common shares, Mr. Troubh is the beneficial owner of 2,500 of the Company's common shares and Ms. Entwistle is the beneficial owner of 29,500 of the Company's common shares. The Company has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor in connection with Western's proposals. Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Merrill Lynch does not admit that it or any of its directors, officers or employees is a "participant" as defined in
Schedule 14A ("Schedule 14A") promulgated by the Commission under the Securities Exchange Act of 1934, as amended in the proxy solicitation, or that such Schedule 14A requires the disclosure of certain financial information concerning Merrill Lynch. In connection with Merrill Lynch's role as financial advisor to the Company, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company: Richard Johnson (Managing Director), Huston McCollough (Managing Director), Hugh O'Hare (Vice President), Robert Simensky (Vice President), Paul Bastone (Associate) and Eric Evans (Analyst). In the normal course of its business, Merrill Lynch regularly buys and sells securities issued by the Company and its affiliates ("ADT Securities") for its own account and for the accounts of its customers, which transactions may result from time to time in Merrill Lynch and its associates having a net "long" or net "short" position in ADT Securities or option contracts or other derivatives in or relating to ADT Securities. As of February 28, 1997, Merrill Lynch held positions in ADT Securities as principal as follows: (i) net "short" 769,995 of the Company's common shares; (ii) net "long" 51,000 par amount of 9.25% Guaranteed Senior Subordinated Notes of ADT Operations, Inc. due August 1, 2003; and (iii) net "long" 31,509 Liquid Yield Option[Trademark] Notes of ADT Operations, Inc. due 2010, exchangeable for 889,499 of the Company's common shares. As of February 28, 1997, Merrill Lynch held positions in ADT Securities as agent as follows: (i) net "long" 2,195,181 of the Company's common shares; (ii) net "long" $4,717,000 par amount of 8.25% Guaranteed Senior Notes of ADT Operations, Inc. due August 1, 2000; (iii) net "long" $2,830,000 par amount of 9.25% Guaranteed Senior Subordinated Notes of ADT Operations, Inc. due August 1, 2003; and (iv) net "long" 31,820 Liquid Yield Option[Trademark] Notes of ADT Operations, Inc. due 2010, exchangeable for 898,278 of the Company's common shares. None of the investment banking employees of Merrill Lynch who are referred to above or their associates owned of record or beneficially any ADT Securities as of February 28, 1997. None of such Merrill Lynch investment banking employees or their associates purchased or sold for their own account any ADT Security within the past two years.

Contact:
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ADT                                Abernathy MacGregor Group
561-988-3600                       212-371-5999

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